

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2016

Via E-Mail
Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Beijing, 100022
People's Republic of China

> **Re:** **eFuture Holding Inc.**
> **Amended Schedule 13E-3**
> **Filed October 25, 2016 by eFuture Holding Inc. et. al.**
> **File No. 005-82172**

Dear Ms. Shiu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Proxy Statement

Summary Term Sheet, page 3

1.   We reissue prior comment 3. Your summary term sheet and questions and answers sections are still 20 pages long. See Item 1001 of Regulation M-A.

Special Factors

Background of the Merger, page 21

2.   We note your response to prior comment 6. Please provide us additional factual information regarding Mr. Li's consideration of a going private transaction between April and June 2016. How was such consideration preliminary? We note that the absence of a formal formulation of a plan is not, alone, indicative of the absence of a change in the disclosure then in Mr. Li's Schedule 13D and the fact that a meeting between Parent representatives and Cleary was held on a "no-names basis" is also not dispositive of whether the disclosure then current had undergone a material change.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions